Exhibit II
NORDIC INVESTMENT BANK
Schedule of External Floating Indebtedness as of December 31, 2008

	Amounts outstanding at	Amounts outstanding at
	December 31, 2008 in	December 31, 2008 in
Currency	Currency of Borrowing	EUR
DKK	466.83	62.66
EUR	1,066,230,415.73	1,066,230,415.73
SDR	15,628,453.04	17,296,913.30
SKK	8,627.90	286.39
USD	186,890,000.00	134,288,999.07

		1,217,816,677.15

1